

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-26-06





06066524

December 29, 2006

John A. Berry
Divisional Vice President
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/29/2006

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated December 26, 2006 concerning the shareholder proposal submitted by Lucy M. Kessler for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Abbott therefore withdraws its December 19, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

JAN 1 ? 2007

Sincerely,

Ted Yu
Special Counsel

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1-25-07

1800

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 19, 2006

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Lucy M. Kessler

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Lucy M. Kessler, who has appointed John Chevedden to act on her behalf (the "Proponent"), from the proxy materials for Abbott's 2007 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 13, 2007.

We received a notice on behalf of the Proponent on November 10, 2006, submitting the proposal for consideration at our 2007 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as Exhibit A) (the "Proposal") reads as follows:

> RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.
>
> This also includes complete transition from the current staggered system to 100% annual election of each director in one election if feasible. Also to transition solely through direct action of our board if feasible.

Abbott
A Promise for Life

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponent. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2007 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2007 proxy materials pursuant to Rule 14a-8. Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the company has substantially implemented the proposal. The Securities and Exchange Commission (the "Commission") stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976).

As a consequence, in order for a proposal to be excludable under Rule 14a-8(i)(10), a proposal must be "substantially implemented," rather than "fully effected." However, we believe that Abbott has gone even further and have fully implemented the proposal because Abbott already elects its directors annually and has done so for many years.

As noted above, the Proposal requests that the Board of Directors take steps to adopt the annual election of directors. The Proposal would be appropriate for a company that has a staggered board of directors.

However, Article III, Section 2 of Abbott's bylaws has for many years provided that the terms of all directors expire at the next annual meeting of shareholders following their election. Accordingly, Abbott's shareholders already elect directors on an annual basis. Therefore, we believe that the proposal has been fully implemented and should be excluded.

In addition, Rule 14a-8(i)(3) permits exclusion of a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits "materially false or misleading statements in proxy soliciting materials." The reference in the Proposal to "the current staggered system" of electing directors is materially false and misleading. As previously mentioned, Abbott's shareholders currently elect directors annually and do not have a staggered system of electing directors. Therefore, the proposal also violates Rule 14a-9 and thus can be excluded pursuant to Rule 14a-8(i)(3).

Please also note that I sent a letter to Mr. Chevedden on November 21, 2006, a copy of which is attached as Exhibit B, informing him that Abbott already elects its directors annually and asking whether Ms. Kessler will be withdrawing the Proposal. I had a conversation with Mr. Chevedden on December 8, 2006, in which he declined to withdraw the proposal. This conversation has been documented in an email attached as Exhibit B.

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2007 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law pursuant to Rule 14a-8(j)(2)(iii), this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2007 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's legal representative, John Chevedden, may be reached by email at olmsted7p@earthlink.net.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,



John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Lucy M. Kessler
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Exhibit A

Proposal

LJS
J. Berry

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. Miles D. White
Chairman
Abbott Laboratories <ABT>
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555

Rule 14a-8 Proposal

Dear Mr. White,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p (at) earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Lucy M. Kessler

10/31/06

cc: Laura J. Schumacher
Corporate Secretary
Fax: 847-937-1511
FX 847-938-6277

RECEIVED
NOV 10 2006
M.D. WHITE

[Rule 14a-8 Proposal, November 9, 2006]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. Also to transition solely through direct action of our board if feasible.

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 sponsors this proposal.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
"In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm, rated our company:
  "D" in Corporate Governance.
  "High concern" in executive pay – $11 million CEO pay in a year.
  "High" in Overall Governance Risk Assessment.

- We had no Independent Chairman or even a Lead Director.
- Four of our directors had 18 to 26 years tenure each – Independence concern.
- Four directors served on 4 or 5 boards – Over-commitment concern.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- Furthermore only one yes-vote from our 1.5 billion shares could elect and entrench a director for 3-years under our obsolete plurality voting system.
- We would have to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.

- Six of our directors also served on boards rated D by the Corporate Library:

1) Mr. White	Tribune Co. (TRB)	D-rated
2) Ms. Austin	Target (TGT)	D-rated
3) Ms. Reynolds	Owens Corning	D-rated
4) Mr. Smithburg	Corning (GLW)	D-rated
5) Mr. Daley	Boeing (BA)	D-rated
6) Mr. Farrell	UAL Corp. (UAUA)	D-rated

- The Corporate Library also designated Ms. Reynolds and Mr. Farrell as "Problem Directors."
- Mr. White and Mr. Smithburg were cited for "Accelerated Vesting."

• Our directors were protected by a poison pill with a low 10% trigger.
The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

Correspondence Exchanged with the Proponent



John A. Berry
Divisional Vice President,
& Associate General Counsel
Securities & Benefits

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-3591
Facsimile: (847) 938-9492

November 21, 2006

John Chevedden
2215 Nelson Avenue, #205
Redondo Beach, CA 90278

Via Federal Express

Dear Mr. Chevedden:

This letter acknowledges receipt of the shareholder proposal submitted by Ms. Lucy M. Kessler requesting the annual election of each of Abbott's directors.

As I mentioned in our telephone conversation and subsequent email, Abbott does not have a staggered board of directors. Each of Abbott's directors stands for re-election each year. Please let us know if Ms. Kessler will be withdrawing her resolution.

Please let me know if you have any questions or if I may be of any further assistance.

Very truly yours,

John A. Berry

John A. Berry

cc: Deborah K. Koenen
Lucy M. Kessler

John A Berry/LAKE/CORP/ABBOTT 12/11/2006 10:20 AM	To	Christine E Feldman/LAKE/CORP/ABBOTT@ABBOTT
	cc	
	bcc	
	Subject	Fw: Shareholder Proposal

Christine,

Please put a paper copy into our files.

Thanks,

John

John A. Berry
Securities & Benefits
Legal Division

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6A-2
Abbott Park, IL 60064-6011

Tel: 847-938-3591
Fax: 847-938-9492
John.Berry@abbott.com



----- Forwarded by John A Berry/LAKE/CORP/ABBOTT on 12/11/2006 10:20 AM -----

John A Berry/LAKE/CORP/ABBOTT 12/08/2006 02:54 PM	To	olmsted7p@earthlink.net
	cc	
	Subject	Shareholder Proposal

Dear Mr. Chevedden,

As you and I discussed this afternoon, Abbott received the following shareholder proposal (and its related statement in support) from Lucy M. Kessler of 7802 Woodville Road, Mt. Airy, MD 21771:

> RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as *corresponding special company solicitations*, and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposed topic.
>
> This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. Also to transition solely through direct action of our board if feasible.

Ms. Kessler designated you as her proxy to act on her behalf in shareholder matters, including this proposal.

As we discussed, you have decided not to withdraw the proposal.

Please let me know if you have any questions or if I may be of any other assistance. My contact



Private Banking
and Investment Group

The Locniskar Group

Private Wealth Advisors

500 Woodward Ave., #3000
Detroit, Michigan 48226
313 446 1000 T
313 567 1198 F
800 825 3262 TTY

dane_locniskar@ml.com

November 16, 2006

Mrs. Lucy Kessler
7802 Woodville Road
Mt. Airy, MD 21771

To Whom It May Concern:

I can confirm that Lucy Kessler has owned the listed stocks below continuously since October 1, 2005.

215	Abbott Labs (ABT)
270	Chevron (CVX)
25	Bank of America (BAC)
14	Bear Sterns (BSC)
45	Boston Scientific (BSX)
67	Comcast Corp (CMCSA)
57	Gap Stores (GPS)
215	PNC Financial (PNC)
34	Washington Mutual (WM)

If you have any questions, please give me a call.

With best regards,

Daniel F. Angelucci
Vice President
Private Wealth Advisor

DFA:db

Post-it® Fax Note 7671	Date 12-8-06	# of pages ▶
To John Berry	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 847-938-9412	Fax #	

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 26, 2006

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Lucy M. Kessler

Ladies and Gentlemen:

On December 19, 2006, Abbott Laboratories ("Abbott") submitted a no-action letter (the "No-Action Letter") to the Division of Corporation Finance (the "Staff") requesting that the Staff concur with our view that, for the reasons stated in the no-action letter, the stockholder proposal (the "Proposal") submitted by Lucy M. Kessler may properly be omitted from Abbott's 2007 proxy statement to be provided to Abbott's stockholders in connection with its 2007 annual meeting of stockholders.

On December 21, 2006, Abbott received an email from John Chevedden, the legal representative of Lucy M. Kessler, authorized by the letter enclosed as Exhibit A. The email informed Abbott and the Staff that Mr. Chevedden wanted to withdraw the Proposal. A copy of the withdrawal email is enclosed as Exhibit B.

In light of the withdrawal of the Proposal by Mr. Chevedden, Abbott is hereby withdrawing the No-Action Letter. A copy of this letter is being provided to Mr. Chevedden.

If the Staff has any questions or comments with respect to the foregoing, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847. 938.9492.

Abbott
A Promise for Life

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,



John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Lucy M. Kessler
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

EXHIBIT A

Representative Authorization

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. Miles D. White
Chairman
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555

Rule 14a-8 Proposal

Dear Mr. White,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p (at) earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



10/31/06

Lucy M. Kessler

cc: Laura J. Schumacher
Corporate Secretary
Fax: 847-937-1511
FX 847-938-6277


RECEIVED
NOV 10 2006
LAURA J. SCHUMACHER

4581

EXHIBIT B

Withdrawal Email

John A. Berry
Securities & Benefits
Legal Division

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6A-2
Abbott Park, IL 60064-6011

Tel: 847-938-3591
Fax: 847-938-9492
John.Berry@abbott.com


Abbott
A Promise for Life

J <olmsted7p@earthlink.net>

12/21/2006 10:39 PM

To "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>

cc John A Berry <John.Berry@abbott.com>

Subject Rule 14a-8 proposal "Elect Each Director Annually" Abbott Laboratories (ABT)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Ladies and Gentlemen:
This is to withdraw the rule 14a-8 proposal "Elect Each Director Annually" submitted to Abbott Laboratories (ABT). This proposal is the subject of a December 19, 2006 no action request.
Sincerely,
John Chevedden